STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
FORM 4


1.  Name and Address of Reporting Person:
   	     Monte Ross
   	     C/O Ultradata Systems, Inc.
	        9375 Dielman Industrial Dr.
   	     St. Louis, MO 63132

2.  Issuer Name and Ticker Trading Symbol:
        	Ultradata Systems, Inc. - ULTR

3.  IRS or Social Security Number of Reporting Person:
        	###-##-####

4.  Statement for Month/Year:
        	December, 1998

5.  If Amendment, Date of Original (Month/Year):
        	N/A

6.  Relationship of Reporting Person to Issuer:
              (Check all applicable)

        	X  Director	                		     X 10% Owner
        	X  Officer: (President-CEO)          Other

Table I - Non-Derrivative Securities Acquired, Disposed of, or Beneficially
          Owned

Title    Trans-  Trans-  Securities          Amount of    Ownership    Nature of
of       action  action  Acquired (A)        Securities   Form:        Indirect
Security Date    Code    Disposed of(D)      Beneficially Direct(D)    Benefic-
                                             Owned at     Indirect(I)  ial
                       	 Amount Code Price   End of Month              Owners-
                                                                       ship

         N/A


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           ( e.g. puts, calls, warrants, options, convertible securities)
   (1)           (2)         (3)         (4)       (5)            (6)
Title of      Conversion    Trans-    Trans-    Number of       Date Exer-
Derivative    or Exercise   action    action    Derivative      cisable and
Security      Price of      Date      Code      Securities      Expiration
              Derivative                        Acquired (A)    Date
              Security                          Disposed (D)


Incentive                                                       Immediate
Stock Option     $4.00     12/01/98     M         57,500 (D)    03/31/03

Incentive                                                       Immediate
Stock Option     $3.00     12/01/98     A         57,500 (A)    11/30/03


Table II Cont'd:

     (7)               (8)         (9)             (10)              (11)
Title and Amount    Price of    Number of        Ownership        Nature of
of Underlying       Derivative  Derivative       Form of          Indirect
Security            Security    Securities       Derivative       Beneficial
                                Beneficailly     Security         Ownership
                                Owned at End     Direct (D)
                                of Month         or Indirect (I)


Common Stock        $3.00         57,500           (D)              N/A



Signed: Monte Ross
        President - CEO
        January 21, 1998